Exhibit 99.1

Ten-League International Holdings Limited Regains Compliance with Nasdaq Bid Price Requirement

SINGAPORE, June 1, 2026 (GLOBE NEWSWIRE) — Ten-League International Holdings Limited (Nasdaq: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, today announced that on May 26, 2026, it received a letter (the “Compliance Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Compliance Letter further stated that the Company remains subject to a Mandatory Panel Monitor through May 25, 2027. If within the one-year monitor period the Company fails to evidence a closing bid price of $1.00 per share for 30 consecutive business days, the Company will not be afforded a grace period otherwise available under the Nasdaq Listing Rules; rather, the Listing Qualifications staff (the “Staff”) of Nasdaq will issue a delist determination, at which time the Company may request a new hearing before the Hearings Panel (the “Panel”).

As previously disclosed, on March 10, 2026, the Company received a Staff Determination from the Staff stating that the Nasdaq Staff has determined that the Company’s securities would be subject to delisting from The Nasdaq Capital Market as a result of the Company’s non-compliance with the Minimum Bid Price Rule, unless the Company timely requests a hearing before the Panel. Accordingly, the Company timely requested a hearing before the Panel. A hearing on this matter was held on April 16, 2026.

On May 12, 2026, the Company received a letter from the Panel that the Panel had granted the Company’s request for continued listing on the condition that the Company demonstrates compliance with the Minimum Bid Price Rule on or before May 15, 2026. The Panel considered the Company’s strong growth in revenue and net income, as well as the Company’s recent contractual arrangement to deliver units of electrical terminal tractors and batteries, and its recent completion and delivery of the first battery substation in Singapore.

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K.

For more information, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com